[redacted]

AIS

08006310

December 16, 2008

The U.S. Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Stop 36-28
Washington DC, 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 120/2008, AIS-CP 121/2008**

Subject: 1. Notification of the resolution of the Board of Directors' Meeting No. 7/2008.
2. Invitation letter to shareholders to propose agenda and name of the Company's director at AIS's AGM 2009 in advance.

Date: December 16, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

Faithfully yours,

Mr. Pong-amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
December 16, 2008

AIS-CP 120/2008

December 16, 2008

Subject: Notification of the resolution of the Board of Directors' Meeting No. 7/2008.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc. ("the Company") would like to inform the resolution of the Board of Directors' Meeting No. 7/2008, which is held on December 16, 2008, as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 6/2008 held on November 11, 2008.
2. Considered and approved the Company's strategic and business direction for the year 2009.
3. Approved the appointment of Mr. Chakree Subprawong as the Director replacing Mr. Vasukree Klapairee, who resigned from the position, effective on December 16, 2008 onwards.

AIS-CP 121/2008

December 16, 2008

Subject: Invitation letter to shareholders to propose agenda and name of the Company's director at AIS's AGM 2009 in advance.

To: The President
The Stock Exchange of Thailand

Advanced Info Service Plc ("The Company") would like to inform the Stock Exchange of Thailand that in accordance with the principle of good corporate policy relating to the promotion of shareholders' rights, the Company is inviting its shareholders to propose agenda at the 2009 Annual General Meeting of Shareholders and to nominate qualified persons to be elected as the Company's director in advance. The details and criteria are disclosed on the Company's website http://www.investorrelations.ais.co.th. The shareholders can submit the proposals and related documents from now until 15 January 2009.

Criteria for shareholders to propose agenda and to nominate the name of the Company's director in advance

1) Qualification of shareholder

1.1 A shareholder or combined shareholders who hold shares at least 5% of the Company's voting right.
1.2 Must have continuously held those shares for at least 1 year prior to the proposed date and must hold shares on the proposed date.

2) Proposal of the AGM agenda

The proposals that will not be placed on the agenda;

2.1 The proposal that violates to the law, rules, regulations of government agencies, other governing agencies or are not complied with the Company's objective, the article of association, the shareholders' resolution, and the good corporate governance of the Company.
2.2 The proposal that is not beneficial to the Company or is beneficial to a specific person or group.
2.3 The proposal that is an authority of the Company unless it causes significant affect to the overall shareholders.
2.4 The proposal that the Company has already operated.
2.5 The proposal that is beyond the control of the Company.
2.6 The proposal that the shareholders have already proposed in shareholders' meeting during the past 12 months and received the supporting votes of less than 10% of the total number of the voting rights, unless the fact pertaining in the resubmission has significantly changed from that of the previous shareholders' meeting.
2.7 The proposal that the information provided is incomplete, ambiguity, or incorrect.

3) The nomination of director

The shareholder can propose the list of qualified person to for appointment as directors of the Company for consideration of the Board of Directors and the shareholders' meeting. The proposal should be made in writing and specified personal information, educational background, working experience, special knowledge and expertise, the list of companies in which the candidate is a director or executive, the shareholding percentage in the Company, address, and any other information considered appropriate for the Board of Directors' consideration including the letter of consent from the candidate if appointed to be the Company's director.

4) Channel for submitting proposals

4.1 The shareholders must submit the proposals to the Company unofficially via **facsimile at (662) 299-5165** or **Email address:** **companysecretary@ais.co.th** before sending the original copy to

Company Secretary
Advanced Info Service Public Company Limited
21st Floor, 414 Shinawatra Tower 1
Phaholyothin Road, Samsen Nai, Phayathai
Bangkok 10400
Thailand

4.2 **Certification of shareholding:** The shareholders must submit the evidence of shares' held, namely the certified letter from the securities company or other evidences from the Stock Exchange of Thailand or The Thailand Securities Depositary Co., Ltd. (TSD).

4.3 **Proof of identity of shareholder**

1) Person: copy of valid identification card / passport (in case of non-resident); attached with certifying signatures of the authorized signatories.

2) Juristic person: copy of the company's affidavit and copy of valid identification card or passport (in case of non-residents) of authorized signatories, attached with certifying signatures of the authorized signatories.

5) Consideration Procedures

5.1 The Company Secretary will initially review the proposal for the Nomination and Corporate Governance Committee. If the information is incomplete, the Company Secretary will notify the shareholders.

5.2 The Nomination and Corporate Governance Committee will consider the agenda and candidate's qualification to propose to the Board of Directors.

5.3 If the Board of Directors agrees that any issues are significant or beneficial to the Company or shareholders, the Board will put that issues in the meeting agenda remarked as "agenda from shareholders" in notice to shareholders. In the case that The Board of Directors denies any shareholders' proposals, the Company will report those incidents and its rationales to shareholders at the Annual General Meeting of Shareholders.

END